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File No. 70-9985

SECURITIES AND EXCHANGE COMMISSION

CERTIFICATE OF NOTIFICATION
(RULE 24)

E.ON AG

        In accordance with the order of the Securities and Exchange Commission dated June 14, 2002, Holding Company Act Release No. 27539 (the "Order"), E.ON AG ("E.ON") hereby submits its report for the semiannual period ended December 31, 2002 (the "Reporting Period"). Following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. In addition, we have included information with respect to all securities issuances that are exempt under Rule 52, in lieu of any separate filing on Form U-6B-2, as provided in the Order. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meanings set forth in the Order.

Reporting Requirement No. 1:    The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by E.ON during the Reporting Period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response:

Share Issuances:

        E.ON did not issue any shares during the Reporting Period. E.ON holds treasury shares for hedging its option scheme (SARs) and for its employee share plan. During 2002, E.ON purchased shares on the market, sold shares to the market and to employees at preferential prices.

Debt Issuances:

Date of Issuance	Principal Amount (USD)*	Interest Rate	Maturity	Proceeds (Euro)		Proceeds (USD)
06/30/02	6,878,520,000	Variable rate	06/30/12	6,600,000,000		6,878,520,000
Various	—	Various	Short-term	2,516,790,013	†	2,622,998,552	†

*
In this report, unless otherwise specified, a conversion ratio of 1 Euro to 1.0422 USD has been used, the closing rate on December 31, 2002.

†
Outstanding as of December 31, 2002.

Reporting Requirement No. 2:    The amount of guarantees issued during the Reporting Period by E.ON, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:

Date of Issuance of Guaranty	Name of Beneficiary	Amount of Guaranty	Purpose of Guaranty	Guaranteed Debt outstanding at 12/31/02
July 2002	E.ON UK plc	US$111,342,690	Guarantee of loan notes issued to Powergen shareholders.	US$111,342,690

Reporting Requirement No. 3:    E.ON's aggregate investment, as defined under rule 53, in EWGs and FUCOs as of the end of the Reporting Period in dollars and as a percentage of E.ON's consolidated retained earnings, a description of EWG and FUCO investments made during the Reporting Period and the aggregate investment in EWGs and FUCOs since the date of the Order.

Response:

A.    As of December 31, 2002, E.ON's consolidated retained earnings calculated in accordance with U.S. GAAP was USD $14,011 million.

B.    As of December 31, 2002, E.ON's "consolidated retained earnings" computed in accordance with Rule 53(a) was USD $13,662 million.1

(1)
Average of consolidated retained earnings of E.ON as reported for the semiannual periods ending June 30, 2002 and December 31, 2002.

C.    E.ON's aggregate investment in EWGs and FUCOs as of December 31, 2002 was $18,369 million.

D.    E.ON's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings (as determined in accordance with Rule 53) was 134.5% as of December 31, 2002.

E.    During the Reporting Period, E.ON made the following investments in EWGs and FUCOs:

Transaction	Amount
Intercompany Loans to Western Kentucky Energy Corp.	$82 million
Increase in guaranty of Distribuidora de Gas del Centro, S.A.	$3 million
Investment in Power Group Holdings
Additional Equity	$232 million
Increase in acquisition costs related to cessation of share save options	$18 million
Intercompany loans from E.ON Group companies (primarily related to acquisiton of TXU)	$3,407 million
Investment in E.ON Energie
Transfer of VEBA Telekom shares	$(636 million	)
Increase in intercompany loans	$657 million
Increased investment in E.ON Zehnte Verwaltungsgesellschaft mbH ("E.ON Zehnte") through merger of various companies into E.ON Zehnte	$6,615 million

Total	$10,378 million

F.    E.ON's aggregate investment in EWGs and FUCOs (net of repayments) from the date of the Order to December 31, 2002 was $10,378 million.

Reporting Requirement No. 4:    Statement of aggregate investment in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the Reporting Period:

Response:

Total Capitalization as of December 31, 2002: $59,711 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of total capitalization: 30.8%.

Net Utility Plant as of December 31, 2002: $31,755 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of net utility plant: 57.8%.

Total Consolidated Assets as of December 31, 2002: $117,588 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of total consolidated assets: 15.6%.

Market Value of Common Equity as of December 31, 2002: $26,086 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of market value of common equity: 70.4%.

Reporting Requirement No. 5:    A statement of E.ON's authorized EWG and FUCO investment limit and the amount of unused investment authority based on the aggregate investment as of the end of the Reporting Period.

Response:

A.    E.ON's aggregate investment in EWGs and FUCOs (net of repayments) from the date of the Order to December 31, 2002 was $10,378 million.

B.    Limit on additional investments in EWGs and FUCOs as set forth in Order (i.e., $25 billion, plus proceeds of divestments up to $35 billion): $25,000 million*

C.    Amount of unused investment authority: $14,622 million

*
This does not reflect any proceeds of divestitures.

Reporting Requirement No. 6:    The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by E.ON since the date of the Order, including any Acquisition debt.

Response:    Outstanding as of December 31, 2002

Issuer	Type of Security	Euro	USD
E.ON	Long-term Debt	6,600,000,000	6,878,520,000
E.ON	Short-term Debt	2,516,790,013	2,622,998,552
E.ON	Guaranties	106,834,283	111,342,690

*
To include issuances of shares and of debt.

Reporting Requirement No. 7:    A list of the securities issued by the Intermediate Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

Response:

Share issuances:    NONE.

Debt Issuances:

Date of Issuance	Issuing Company	Acquiring Company	Principal Amount (USD)	Interest Rate	Term	Aggregate Proceeds (Euro)	Aggregate Proceeds (USD)/*\
Nov. 19, 2002	E.ON US Holding GmbH	E.ON AG	224,000,000	0	Short term	215,150,000	224,229,330

/*\
Conversion Rate:    1 Euro = $1.0422.

Reporting Requirement No. 8:    The amount and terms of any short-term debt issued by LG&E and KU, and a list of the deposits and withdrawals by LG&E and KU from the Utility Money Pool during the Reporting Period.

Response:

Short-Term Debt Issued by LG&E and KU during the Reporting Period (excluding money pool borrowings reported below): NONE

Net Money Pool Balances as of the End of the Reporting Period by Participating Company*

Company	Net Amount on Deposit	Net Amount of Borrowings
LG&E Energy	$478,742,593
KU		$119,489,650
LG&E		$193,052,943

*
A list of all deposits and withdrawals during the Reporting Period for each company is available to the SEC staff upon request.

Reporting Requirement No. 9:    The amount and terms of any nonexempt financings consummated by LG&E and KU during the Reporting Period.

Response:    NONE

Reporting Requirement No. 10:    The amount and terms of any nonexempt financings consummated by any Non-Utility Subsidiary during the Reporting Period.

Response:    NONE, except for intercompany loans reported on the Forms U-9C-3.

NOTE:    Non-Utility Subsidiaries include only the non-utility subsidiaries of LG&E Energy Corp.

Reporting Requirement No. 11:    A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structures of E.ON, LG&E Energy, LG&E and KU.

Response:

For E.ON, see Exhibit A-1 attached hereto.

For LG&E Energy, see Exhibit A-2 attached hereto.

For LG&E and KU, see Exhibit A-3 attached hereto.

Reporting Requirement No. 12:    The amount of any dividends paid out of capital and unearned surplus (including revaluation reserve) by any of the TBD Subsidiaries, the Retained Nonutility Subsidiaries, the Powergen Group (excluding Powergen Group Holdings Ltd.), the Intermediate Companies, E.ON UK, E.ON UK plc and the LG&E Energy Group companies (excluding the Utility Subsidiaries), identifying the paying and receiving company.

Response:    NONE.

Reporting Requirement No. 13:    Paper copies of E.ON's filings on Form 20-F and reports to shareholders.

Response:    Provided to the SEC staff under separate cover.

Reporting Requirement No. 14:    The amount and terms of any exempt financings consummated during the Reporting Period by LG&E or KU (in lieu of separate filing on Form U-6B-2)

Response:

LG&E issued a tax-exempt bond totaling $41.665 million in October 2002 (Series FF, due October 1, 2032). This bond pays a variable rate of interest reset via a Dutch auction every 35 days. This bond replaced series R that totaled $41.665 million and was called in October 2002.

KU issued a tax-exempt bond totaling $96 million in October 2002 (Series 16, due October 1, 2032). The bond pays a variable rate of interest reset via a Dutch auction every 35 days. This bond replaced series 8 that totaled $96 million and was called in October 2002.

Reporting Requirement No. 15:    The amount and terms of any exempt financings consummated during the Reporting Period by the Non-Utility Subsidiaries (in lieu of separate filing on Form U-6B-2).

Response:    NONE

Reporting Requirement No. 16:    Market-to-Book Ratio of E.ON's common stock at the end of the Reporting Period.

Response:

Market-to-Book Ratio of E.ON's common stock as of December 31, 2002: 97.78%.

Reporting Requirement No. 17:    Analysis of growth in consolidated retained earnings, which segregate total earnings growth attributable to EWGs and FUCOs from that attributable to E.ON's other subsidiaries.

Response:

Increase [Decrease] in consolidated retained earnings for E.ON in the six-month period ended December 31, 2002:

  Consolidated retained earnings under US GAAP as of December 31, 2002: $14,011 million

  Consolidated retained earnings under US GAAP as of June 30, 2002*: $12,770 million.

  Increase in consolidated retained earnings in six-month period ended December 31, 2002: $1,241 million

*
Without any pro forma adjustment for acquisition of Powergen plc, which closed July 1, 2002.

Increase [Decrease] in consolidated retained earnings for EWGs and FUCOs in the six-month period ended December 31, 2002:

  Retained earnings of EWGs/FUCOs under US GAAP as of December 31, 2002: $7,015 million

  Retained earnings of EWGs/FUCOs under US GAAP as of June 30, 2002: $7,226 million

  Decrease in consolidated retained earnings of EWGs/FUCOs in the six-month period ended December 31, 2002: $211 million.

Reporting Requirement No. 18:    Statement of revenues and net income of each of E.ON's EWGs and FUCOs for the twelve months (or six months, as applicable) ended as of the end of the Reporting Period, identifying which EWGs and FUCOs were acquired during the Reporting Period.

Response:

Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

Reporting Requirement No. 19:    Information required by Form U-9C-3 with regard to investments in Energy-Related Subsidiaries.

Response:

During the Reporting Period, no investments were made in Energy-Related Subsidiaries pursuant to the authorization granted in the Order.

Exhibits

A-1
Capitalization table of E.ON AG at December 31, 2002.

A-2
Capitalization table of LG&E Energy Corp. at December 31, 2002. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

A-3
Capitalization table of LG&E and KU at December 31, 2002

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-9985) to be signed on its behalf by the undersigned thereunto duly authorized.

E.ON AG
By:	/s/ Ulrich Hueppe	By:	/s/ Karl-Heinz Feldmann
Name:	Ulrich Hueppe	Name:	Karl-Heinz Feldmann
Title:	General Counsel and Vice President	Title:	Corporate Counsel
Dated: June 27, 2003

EXHIBIT A-1

E.ON AG

Capitalization at December 31, 2002

	(Millions Dollars)	Percentage
Short-Term Debt	7,982	13.37
Long-Term Debt (including current maturities)	18,279	30.61
Minority interest	6,771	11.34
Common Equity*	26,679	44.68

Total	59,711	100.00

*
Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital and retained earnings.

A-1

EXHIBIT A-3

UTILITY SUBSIDIARIES

Capitalization at December 31, 2002

(Thousands Dollars)

	LG&E	KU
Short-Term Debt	193.1	119.5
Long-Term Debt (including current portion)	616.9	500.5
Preferred Stock	95.1	40.0
Common Equity*	833.1	814.1

Total	1,738.2	1,474.1

Percentages

	LG&E	KU
Short-Term Debt	11.1%	8.1%
Long-Term Debt (including current portion)	35.5%	34.0%
Preferred Stock	5.5%	2.7%
Common Equity*	47.9%	55.2%

Total	100.0%	100.0%

*
Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests.

A-3

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SECURITIES AND EXCHANGE COMMISSION
SIGNATURE
EXHIBIT A-1
EXHIBIT A-3
UTILITY SUBSIDIARIES